Exhibit 99.(d)(3)

[ZEBRA LOGO]	Zebra Technologies Corporation 333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6890 Facsimile +1.847.634.2058 www.zebracorporation.com

July 10, 2001

Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, MN 55344

Gentlemen:

    We appreciate the opportunity we have had to discuss with you our offer with respect to a business combination (the "Transaction") of Fargo Electronics, Inc. (the "Company") with Zebra Technologies Corporation ("Zebra"). We are contemplating the acquisition of 100% of the Company's shares for cash of $7.25 per share. We are eager to commence with the next step in completing a transaction with the Company.

    As you know, the next phase of this process will involve intensive effort as well as substantial expense on the part of Zebra. Accordingly, in order to induce Zebra to continue with our discussions and the completion of our diligence and negotiations (including the negotiation of a definitive agreement), we are writing to confirm our understanding that, from the date hereof and until the earlier of (i) the execution of a definitive agreement or (ii) three (3) weeks following your execution of this letter (the "Exclusivity Period"): (A) none of the Company or any of its subsidiaries, officers or directors, or the officers or directors of its subsidiaries, nor any of its other affiliates, including TA Associates, Inc., St. Paul Venture Capital, Inc. and Fargo Electronics Holdings, LLC, shall, and each of them shall cause its and its subsidiaries' employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by the Company or any of its subsidiaries and any individual member or employee of the foregoing) (all of the foregoing, the "Company's Agents") not to, directly or indirectly (1) initiate, solicit or seek any inquiries or the making or implementation of any proposal or offer (including without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or any equity securities (other than sales of equity securities pursuant to stock options outstanding on the date hereof or under the Company's employee stock purchase plan, investor relation activities conducted by the Company in the ordinary course of business and market making activities conducted by Raymond James & Associates, Inc. in its capacity as a market maker for the Company's common stock) of, the Company or any of its subsidiaries or affiliates (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), or (2) engage in any negotiations concerning an Acquisition Proposal, have any bilateral discussions concerning an Acquisition Proposal, or provide any Company information to any person relating to an Acquisition Proposal, and (B) the Company will cease, and cause the Company's Agents to cease, any current discussions with any person other than Zebra regarding any Acquisition Proposal or similar transaction. The Company, on behalf of itself and the Company's Agents, agrees to keep strictly confidential all terms of our proposed transaction, unless and only to the extent that disclosure (after making reasonable efforts to avoid such disclosure and after advising and consulting with Zebra about the intention to make such disclosure and the proposed contents thereof) is in the reasonable view of the Company, upon advice of counsel, required by applicable United States securities laws. In addition, during the Exclusivity Period the Company agrees to notify Zebra immediately upon the Company or any of the Company's Agents becoming aware of any inquiry regarding or the making of any Acquisition Proposal.

    We acknowledge and agree that no contract or agreement providing for the Transaction shall be deemed to exist between the Company and Zebra unless and until a definitive transaction agreement has been executed and delivered by the Company and each of the other parties thereto. We also agree that unless and until a definitive transaction agreement between the Company and Zebra with respect to the Transaction has been executed and delivered, neither the Company, Zebra nor any of their respective officers, directors, employees, representatives, advisors, agents, stockholders or owners has any legal obligation of any kind whatsoever with respect to any such transaction by virtue of this letter or any other written or oral expression with respect to such transaction except, in the case of this letter, for the matters specifically agreed to herein, and except for the confidentiality letter, dated the date hereof, between the Company and us.

    This letter shall be governed by and construed in accordance with the laws of the State of Delaware and may be signed in any number of counterparts.

    If you are in agreement with the foregoing, please indicate your acceptance by signing below and returning an executed copy of this letter to us.

Very truly yours,
ZEBRA TECHNOLOGIES CORPORATION
/s/ EDWARD KAPLAN
By:	Edward Kaplan
Title:	Chairman and Chief Executive Officer
Acknowledged and agreed to this 10th day of July 2001
FARGO ELECTRONICS, INC.
By:	/s/ GARY HOLLAND
Name:	Gary Holland
Title:	President and CEO